Exhibit 99.2

Quarterhill Inc.

2018 Third Quarter

Unaudited Condensed Consolidated
Interim Financial Statements

FINANCIAL STATEMENTS

Quarterhill Inc.

Condensed Consolidated Interim Statements of Operations

(Unaudited)

(In thousands of United States dollars, except share and per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Revenues
License	$4,762	$72,158	$12,898	$91,470
Systems	7,885	6,759	19,757	9,826
Services	660	780	2,040	1,494
Recurring	6,272	6,200	17,290	9,296
	19,579	85,897	51,985	112,086
Cost of revenues (excluding depreciation and amortization)
License	5,927	9,864	19,927	23,706
Systems	5,281	4,740	13,392	6,638
Services	305	500	995	821
Recurring	2,927	3,321	8,399	4,175
	14,440	18,425	42,713	35,340
	5,139	67,472	9,272	76,746
Operating expenses
Depreciation of property, plant and equipment	372	556	1,155	817
Amortization of intangibles	6,298	7,336	19,491	18,667
Selling, general and administrative expenses	6,871	6,501	20,960	13,117
Research and development expenses	902	1,492	2,694	2,160
Loss on disposal of intangibles	-	15,190	-	15,190
Special charges (Note 10)	2,320	218	2,320	1,512
	16,763	31,293	46,620	51,463
Results from operations	(11,624)	36,179	(37,348)	25,283

Finance income	(140)	(93)	(522)	(545)
Finance expense	78	970	157	984
Foreign exchange loss (gain)	91	239	(74)	(472)
Other income	(247)	(231)	(1,153)	(300)
Income (loss) before taxes	(11,406)	35,294	(35,756)	25,616

Current income tax expense (Note 11)	755	5,309	651	6,883
Deferred income tax expense (recovery) (Note 11)	(2,880)	3,774	(7,216)	(3,858)
Income tax expense (recovery)	(2,125)	9,083	(6,565)	3,025

Net earnings (loss)	$(9,281)	$26,211	$(29,191)	$22,591

Net earnings (loss) per share
Basic	$(0.08)	$0.22	$(0.25)	$0.19
Diluted	$(0.08)	$0.22	$(0.25)	$0.19

Weighted average number of common shares
Basic	118,817,466	118,627,249	118,752,303	118,595,713
Diluted	118,817,466	118,627,249	118,752,303	118,595,713

See accompanying notes to these unaudited condensed consolidated interim financial statements

2

FINANCIAL STATEMENTS

Quarterhill Inc.

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

(Unaudited)

(In thousands of United States dollars)

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017

Net earnings (loss)	$(9,281)	$26,211	$(29,191)	$22,591
Other comprehensive income (loss):
Foreign currency translation adjustment	424	3,209	(1,847)	3,742
Comprehensive income (loss)	$(8,857)	$29,420	$(31,038)	$26,333

See accompanying notes to these unaudited condensed consolidated interim financial statements

3

FINANCIAL STATEMENTS

Quarterhill Inc.

Condensed Consolidated Interim Balance Sheets

(Unaudited)

(In thousands of United States dollars)

As at	September 30, 2018	December 31, 2017
Current assets
Cash and cash equivalents	$57,698	$81,818
Short-term investments	1,200	1,236
Restricted short-term investments	3,500	3,500
Accounts receivable (net of allowance for doubtful accounts)	16,425	19,298
Other current assets	16	13
Unbilled revenue	6,647	3,045
Income taxes receivable	241	144
Inventories (net of obsolescence) (Note 6)	6,080	5,083
Prepaid expenses and deposits	3,383	4,129
	95,190	118,266
Non-current assets
Property, plant and equipment	2,955	3,801
Intangible assets	95,002	114,944
Investment in joint venture (Note 7)	3,980	3,383
Deferred income tax assets	26,913	20,195
Goodwill	42,091	42,587
	170,941	184,910
TOTAL ASSETS	$266,131	$303,176

Liabilities
Current liabilities
Bank indebtedness	$5,674	$3,568
Accounts payable and accrued liabilities	15,093	20,487
Income taxes payable	29	599
Patent finance obligation	-	4,090
Current portion of deferred revenue	5,752	6,733
Current portion of long-term debt	77	115
Contingent consideration (Note 9)	4,474	4,474
	31,099	35,592
Non-current liabilities
Deferred revenue	1,616	884
Long-term debt	347	401
Deferred income tax liabilities	5,315	7,291
	7,278	48,642
TOTAL LIABILITIES	38,377	84,234

Shareholders’ equity
Capital stock (Note 8)	419,111	418,873
Additional paid-in capital	22,757	22,489
Accumulated other comprehensive income	18,264	20,111
Deficit	(232,378)	(206,939)
	227,754	254,534
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$266,131	$338,768

See accompanying notes to these unaudited condensed consolidated interim financial statements

4

FINANCIAL STATEMENTS

Quarterhill Inc.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

(In thousands of United States dollars)

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Cash generated from (used in):
Operations
Net earnings (loss)	$(9,281)	$26,211	$(29,191)	$22,591
Non-cash items
Stock-based compensation	114	273	268	452
Depreciation and amortization	6,671	7,892	20,647	19,484
Foreign exchange loss (gain)	(51)	(20)	111	(166)
Equity in earnings from joint venture	(246)	(231)	(884)	(300)
Gain on disposal of assets	(26)	(5)	(25)	(5)
Loss on disposal of intangible assets	-	15,190	-	15,190
Deferred income tax expense (recovery)	(2,880)	3,774	(7,216)	(3,858)
Accrued investment income	-	922	-	772
Embedded derivatives	(2)	11	(3)	21
Changes in non-cash working capital balances		-
Accounts receivable	(1,400)	(52,966)	2,766	(34,148)
Unbilled revenue	71	(1,702)	2,065	(840)
Income taxes receivable	(45)	-	(102)	-
Inventories	(286)	(238)	(1,035)	448
Prepaid expenses and deposits	(240)	(80)	714	(516)
Deferred revenue	(519)	247	(268)	838
Payments associated with success fee obligation	-	-	-	(492)
Accounts payable and accrued liabilities	(883)	10,373	(5,220)	1,137
Income taxes payable	29	(374)	(570)	151
Cash generated (used) from operations	(8,974)	9,277	(17,943)	20,759
Financing
Dividends paid (Note 8)	(1,143)	(1,173)	(3,469)	(3,401)
Bank indebtedness	993	401	2,106	1,924
Repayment of long-term debt	(17)	(372)	(92)	(396)
Common shares repurchased under normal course issuer bid	-	-	-	(552)
Common shares issued for cash from Employee Share Purchase Plan	-	-	27	33
Cash used in financing	(167)	(1,144)	(1,428)	(2,392)
Investing
Business acquisitions, net of cash acquired	-	(1,112)	-	(67,415)
Purchase of restricted short-term investments	-	-	-	(3,500)
Proceeds from sale of property, plant and equipment	43	-	54	-
Purchase of property and equipment	(253)	(142)	(419)	(256)
Repayment of patent finance obligations	(1,389)	(15,389)	(4,167)	(18,167)
Purchase of intangibles	(25)	(8)	(114)	(12)
Cash used in investing	(1,624)	(16,651)	(4,646)	(89,350)
Foreign exchange gain (loss) on cash held in foreign currency	48	20	(103)	247
Net decrease in cash and cash equivalents	(10,717)	(8,498)	(24,120)	(70,736)
Cash and cash equivalents, beginning of period	68,415	44,315	81,818	106,553
Cash and cash equivalents, end of period	$57,698	$35,817	$57,698	$35,817

See accompanying notes to these unaudited condensed consolidated interim financial statements

5

FINANCIAL STATEMENTS

Quarterhill Inc.

Condensed Consolidated Interim Statements of Shareholders’ Equity

(Unaudited)

(In thousands of United States dollars)

	Capital Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Deficit	Total Equity

Balance - January 1, 2017	$419,485	$21,036	$16,225	$(212,602)	$244,144

Comprehensive income:
Net income	-	-	-	22,591	22,591
Other comprehensive income	-	-	3,742	-	3,742
Shares and options issued:
Stock-based compensation expense	-	452	-	-	452
Shares issued upon acquisition	662	-	-	-	662
Sale of shares under Employee Share Purchase Plan	33	-	-	-	33
Shares repurchased under normal course issuer bid	(1,342)	790	-	-	(552)
Dividends declared (Note 8)	-	-	-	(3,401)	(3,401)
Balance - September 30, 2017	$418,838	$22,278	$19,967	$(193,412)	$267,671

Balance - December 31, 2017	$418,873	$22,489	$20,111	$(206,939)	$254,534
Adoption of ASU 2014-09 (Note 3)	-	-	-	4,272	4,272
Adoption of ASU 2016-16 (Note 3)	-	-	-	2,949	2,949
Balance - January 1, 2018	418,873	22,489	20,111	(199,718)	261,755
					-
Comprehensive loss:
Net loss	-	-	-	(29,191)	(29,191)
Other comprehensive loss	-	-	(1,847)	-	(1,847)
Shares and options issued:
Stock-based compensation expense	-	268	-	-	268
Conversion of deferred stock units to common shares	211				211
Shares issued under Employee Share Purchase Plan	27				27
Dividends declared (Note 8)	-	-	-	(3,469)	(3,469)
Balance - September 30, 2018	$419,111	$22,757	$18,264	$(232,378)	$227,754

See accompanying notes to these unaudited condensed consolidated interim financial statements

6

Quarterhill Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2018 and 2017

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

1.  NATURE OF BUSINESS

Quarterhill Inc. (“Quarterhill” or the “Company”), formerly “Wi-LAN Inc.”, is a Canadian company with its shares listed under the symbol “QTRH” on each of the Toronto Stock Exchange (the “TSX”) and the Nasdaq Global Select Market.  Quarterhill is focused on the disciplined acquisition, management and growth of companies in dedicated technology areas including vertical market software and solutions, intelligent industrial systems, and innovation and licensing. Quarterhill’s emphasis is on seeking out acquisition opportunities at reasonable valuations that provide a foundation for recurring revenues, predictable cash flows and margins, profitable growth, intimate customer relationships and dedicated management teams.

2.  BASIS OF PRESENTATION

These unaudited condensed consolidated interim financial statements include the accounts of Quarterhill and its wholly owned subsidiaries.  Quarterhill also holds, through one of its subsidiaries, a 50% joint venture ownership interest in Xuzhou-PAT Control Technologies Limited (“XPCT”) which is accounted for using the equity method.  These unaudited condensed consolidated interim financial statements include only the Company’s net investment and equity in earnings of the joint venture.  These unaudited condensed consolidated interim financial statements are presented in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) for interim financial information, including all normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the financial position, operations and cash flows for the interim period.  As the interim financial statements do not contain all the disclosures required in annual financial statements, they should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2017 together with the accompanying notes.  All inter-company transactions and balances have been eliminated.

3.   SIGNIFICANT ACCOUNTING POLICIES

These unaudited condensed consolidated interim financial statements have been prepared following the same accounting policies disclosed in Note 2 of the Company’s audited consolidated financial statements for the year ended December 31, 2017 except for the adoption of accounting standards more fully described below.

Adoption of Accounting Standards

ASU 2016-16 Intra-entity Transfers of Assets Other Than Inventory

In October 2016, the FASB issued ASU 2016-16 “Income taxes on intra-entity transfers of assets other than inventory” to improve the accounting on income taxes on intra-entity transfers. The ASU requires that an entity recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs, rather than defer the income tax effect under previous guidance. The Company adopted this ASU on a modified retrospective basis in the first quarter of 2018. The cumulative effect of the adoption is an increase to shareholders’ equity of $2.9 million due to the adjustment to the accumulated deficit.

7

Quarterhill Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2018 and 2017

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

ASU 2014-09 Revenue from Contracts with Customers

In May 2014, the FASB issued Accounting Standards Update No. 2014-09 (ASU 2014-09) “Revenue from Contracts with Customers” (ASC 606).  ASC 606 supersedes the revenue recognition requirements in ASC 605 “Revenue Recognition,” and requires entities to recognize revenue when control of the promised goods or services is transferred to customers at an amount that reflects the consideration which the entity expects to be entitled to in exchange for those goods or services.

The Company adopted ASC 606 using the modified retrospective method applied to those contracts that were not yet complete as of January 1, 2018.   Results for reporting periods beginning after January 1, 2018 are presented under Topic ASC 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting under ASC 605.

With respect to its Technology segment, under the Topic 605, licensing companies report revenue to the Company from per-unit royalty-based arrangements one quarter in arrears, resulting in revenue being recognized on the same basis.  Under the new guidance, the Company estimates the per-unit royalty-based revenue each period.  The new standard also significantly impacts the timing of revenue recognition associated with its fixed fee “right to use” arrangements where under the new standard the Company recognizes license revenues at the time of signing a license agreement (upfront) rather than recognizing revenue over the term of the arrangement.

With respect to its Mobility segment, for the majority of its long-term contracts, the Company recognizes revenue and earnings over time as the work progresses because of the continuous transfer of control to the customer.   The adoption of this standard has impacted revenue recognition in relation to the allocation of contract revenues between installations, maintenance agreements, and warranty on some long-term fixed price contracts.

The adoption of ASC 606 does not have a significant impact on how revenue is recognized within the Factory segment.

The Company opted to use the following practical expedients:

1.

For contracts that were modified before implementation the Company has considered the aggregate effect of all modifications when identifying the satisfied and unsatisfied performance obligations, determining the transaction price, and allocating the transaction price to satisfied and unsatisfied performance obligations.

2.

The Company will not adjust the promised amount of consideration for the effects of a significant financing component if the entity expects, at contract inception, that the period between when the entity transfers a promised good or service to the customer and when the customer pays for that good or service will be one year or less.

8

Quarterhill Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2018 and 2017

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

The cumulative effect of the changes made to the Company’s consolidated January 1, 2018 balance sheet for the adoption of ASU 2016-16 and ASU 2014-09 were as follows:

			Adjustments arising from implementation of ASU 2014-09
	Balances as at December 31, 2017	ASU 2016-16	Technology	Mobility	Balances as at January 1, 2018
Assets
Unbilled revenue	$3,045	$-	$6,376	$(565)	$8,856
Deferred income tax assets	20,195	2,949	-	150	23,294

Liabilities
Deferred income tax liabilities	7,291	-	1,689	-	8,980

Equity
Deficit	(206,939)	2,949	4,687	(415)	(199,718)

The following tables disclose the impact of adoption, by segment, on the Company’s condensed consolidated interim statement of operations for the three and nine months ended September 30, 2018:

	For the three months ended September 30, 2018
		Adjustments arising from implementation of ASU 2014-09
	As reported	Technology	Mobility	Balances without ASU 2014-09
Revenues
License	$4,762	$1,878	$-	$6,640
Systems	7,885	-	(21)	7,864
Services	660	-	-	660
Recurring	6,272	556	142	6,970

Costs and expenses
Deferred income tax expense (recovery)	(2,880)	645	32	(2,203)

Net loss	(9,281)	1,789	89	(7,403)

9

Quarterhill Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2018 and 2017

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

	For the Nine months ended September 30, 2018
		Adjustments arising from implementation of ASU 2014-09
	As reported	Technology	Mobility	Balances without ASU 2014-09
Revenues
License	$12,898	$5,563	$-	$18,461
Systems	19,757	-	(221)	19,536
Services	2,040	-	-	2,040
Recurring	17,290	814	62	18,166

Costs and expenses
Deferred income tax expense (recovery)	(7,216)	1,690	(42)	(5,568)

Net loss	(29,191)	4,687	(117)	(24,621)

The following table discloses the impact of adoption, by segment, on the Company’s condensed consolidated interim balance sheet as at September 30, 2018:

		Adjustments arising from implementation of ASU 2014-09
	As reported	Technology	Mobility	Balances without ASU 2014-09
Assets
Unbilled revenue	$6,647	$-	$406	$7,053
Deferred income tax assets	26,913	-	(108)	$26,805

Liabilities
Deferred income tax liabilities	5,315	-	-	5,315

Equity
Deficit	(232,378)	-	298	(232,080)

During the first quarter the Company also adopted ASU 2016-01 Financial Instruments – Recognition and Measurement of Financial Assets and Financial Liabilities, ASU 2016-15 Statement of Cash Flows – Classification of Certain Cash Receipts and Cash Payments, ASU 2017-01 Business Combinations (Topic 805) – Clarifying the Definition of a Business and ASU 2017-04 – Intangibles – Goodwill and Other – Simplifying the Test for Goodwill Impairment. The adoption of these standards did not have a material impact on the condensed consolidated interim financial statements or the related note disclosures. There were no new accounting standards adopted during the second quarter or third quarter.

Significant changes to our accounting policies as a result of adopting ASU 2014-09 are discussed below:

Revenue Recognition

The Company recognizes revenue when control of the promised goods or services is transferred to customers at an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services.  The following paragraphs describe the specific revenue recognition policies for each of the Company’s significant types of revenue by segment.

10

Quarterhill Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2018 and 2017

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Technology Segment

Under ASC 606, patent licenses will be considered licenses to functional intellectual property.  The standard specifically outlines that patents, underlying highly functional items, are considered functional intellectual property (“IP”).  Licenses to functional IP are considered satisfied at a point in time (i.e. when the license becomes effective) and all the revenue is recognized at that point in time. Payment is either due immediately or within 30 days. The one exception to this guidance is related to revenue generated from sales or usage-based royalties promised in exchange for a license of IP.   Customers generally report their royalty obligations one quarter in arrears and accordingly, the Company estimates the expected royalties to be reported for an accounting period, with a true up to the actual royalties reported in the following financial reporting period.  Payment is due upon submission of the royalty report.

Mobility Segment

Contracted Projects

The majority of sales of integrated systems are delivered as contracted projects that span a time period of less than 1 year to more than 5 years.  The governments and private enterprises control all of the work in progress as the ITS systems are being developed and installed.   The Company’s contract types include fixed price and time and materials contracts.   Contract revenue includes amounts expected to be received in exchange for the good or services plus any contract amendments that are expected to be received.   Payment terms are based on completion of milestones throughout the project life for fixed price contracts and monthly for time and materials projects.

Many of these projects have distinct performance obligations typically encompassing one or more of the following:  installation, maintenance, and warranty.  A contract’s transaction price is allocated to each distinct performance obligation using the best estimate of the standalone selling price of each distinct good or service in the contract.  The primary method used to estimate standalone selling price is the expected cost plus margin approach.  Revenue is recognized when or as the performance obligation is satisfied.

Revenue for fixed price contracts is recognized over time using the cost-to-cost input method.  Because control is transferred over time, revenue is recognized based on the extent of progress towards completion of the performance obligation. The company reviews and updates the contract related estimates regularly.  Determining the contract costs and estimates to complete requires significant judgement.   Adjustments are recognized in profit on contracts under the cumulative catch-up method in the period the adjustment is identified.    If the Company anticipates the estimated remaining costs to completion will exceed the value allocated to the performance obligation, the resulting loss will be recognized immediately.

For time and materials contracts, labour and material rates are established within the contract.  Revenues from time and materials contracts are recognized progressively on the basis of costs incurred during the period plus the estimated margin earned.

11

Quarterhill Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2018 and 2017

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Services Revenue

Services revenue from the mobility segment are considered recurring revenues.  These service contracts are typically time and materials but some are fixed price.  Revenues are earned similar to contracted projects discussed above.  Services are billed on a monthly basis and collected shortly thereafter.

Product Sales

Product sales revenue is recognized when control transfers to the customer which depends on the individual terms which can vary between when the product leaves the Company’s warehouse and when it is received at the customer’s warehouse.   For some international shipments, when the buyer has no right of return, transfer occurs upon loading the goods onto the relevant carrier at the port of the seller.   Customers are billed when transfer of control occurs and payments are typically due within 30 days.

Factory Segment

Software Licenses

The factory segment provides bolt-on software products to enhance ERP-based asset maintenance systems.  These software licenses contain up to five separate performance obligations the license, implementation services, training services, post-contract customer support (“PCS”), and customization of software.   Customers obtain access to licenses through online software and each additional component is added incrementally at the stand-alone market price which represents the price allocated to each performance obligation. Payment for licenses and services is received prior to delivery of product code for software or software keys for PCS.

When selling the licensed software, the Company is providing the customer with the right to use its intellectual property and does not provide significant modifications or updates therefore revenue is recognized at the point in time when the customer gains control of the license, typically at contract inception.

Implementation and training services, PCS, and customization of software are recognized over time based on time lapsed as this best represents the value transferred to the customer based on the specifications for each within the contract.

Unbilled Revenue

Unbilled Revenue includes unbilled amounts typically resulting from sales under long-term contracts when the cost-to-cost method of revenue recognition is utilized and revenue recognized exceeds the amount billed to the customer accounted for under ASC 606.  At any given period-end, a large portion of the balance in this account represents the accumulation of labor, materials and other costs that have not billed due to timing, whereby the accumulation of each month’s costs and earnings are administratively billed in subsequent months.  Also included in the account are amounts that will become billable according to contract terms, which usually require the consideration of the passage of time, achievement of milestones or completion of the project.

12

Quarterhill Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2018 and 2017

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Deferred Revenue

Deferred revenue is comprised of cash collected from customers and billings to customers on contracts in advance of work performed, advance payments negotiated as a contract condition, including billings in excess of costs and estimated earning on uncompleted contracts accounted for under ASC 606.   The Company records provisions for estimated losses on uncompleted contracts in the period in which such losses become known.   The cumulative effects of revisions to contract revenues and estimated completion costs are recorded in the accounting period in which the amounts become evident and can be reasonably estimated.  These revisions can include such items as the effects of change orders and claims, warranty claims, liquidated damages or other contractual penalties and adjustments for contract closeout settlements.

Future Accounting Pronouncements

Leases

In February 2016, the FASB issued ASU 2016-2, “Leases (Topic 842)” and issued subsequent amendments to the initial guidance during 2018, collectively referred to as “Topic 842.” The guidance requires companies to include lease obligations in their balance sheets, including a dual approach for lessee accounting under which a lessee would account for leases as finance leases or operating leases. Both finance leases and operating leases will result in the lessee recognizing a right-of-use (“ROU”) asset and a corresponding lease liability. For finance leases the lessee would recognize interest expense and amortization of the ROU asset, and for operating leases, the lessee would recognize a straight-line total lease expense. Topic 842 can be applied either (i) retrospectively to each prior reporting period presented with the option to elect certain practical expedients; or (ii) retrospectively with the cumulative effect recognized at the date of initial application and requiring certain additional disclosures (the “cumulative effect approach”).  The guidance is effective for interim and annual periods beginning after December 15, 2018, with earlier adoption permitted.  The Company continues to assess all potential impacts of the new standard and expects to record an increase in both assets and liabilities due to the recognition of a ROU asset and a corresponding lease liability. Additional disclosures on lease arrangements will also be required.  The Company continues to evaluate the impact that the adoption will have on its results of operations, financial position and disclosures and intends to use the cumulative effect approach in the first quarter of 2019.

Credit Losses on Financial Instruments

In June 2016, FASB issued Accounting Standards Update (ASU) 2016-13 “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (ASU 2016-13), which requires measurement and recognition of expected credit losses for financial assets held. ASU 2016-13 is effective for the Company in the first quarter of its fiscal year ending December 31, 2021, with earlier adoption permitted beginning in the first quarter of its fiscal year ending December 31, 2020. The Company is currently assessing the impact of this new standard.

Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income

In February 2018 ASB issued ASU 2018-02 “Income Statement – Reporting Comprehensive Income (Topic 220)” that gives companies the option to reclassify stranded tax effects resulting from the newly enacted Tax Cuts and Jobs Act (TCJA) from accumulated other comprehensive income (AOCI) to retained earnings.  A company will need to disclose if it elects not to adopt the ASU. The ASU will be effective for

13

Quarterhill Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2018 and 2017

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

fiscal years beginning after December 15, 2018 and interim periods within the fiscal year. Early adoption will be permitted, including adoption in any interim period, for financial statements that have not yet been issued or made available for issuance.  Entities will have the option to apply the amendments retrospectively or to record the reclassification as of the beginning of the period of adoption. The Company is currently assessing the impact of this new standard.

Share-based payment awards

In June 2018, the FASB issued ASU 2018-07 – Compensation – Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting.  The guidance largely aligns the accounting for share-based payment awards issued to employees and non-employees.  Under previous GAAP, the accounting for non-employee share-based payments differed from that applied to employee awards, particularly with regard to the measurement date and the impact of performance conditions.  Under the new guidance, the existing employee guidance will apply to nonemployee share-based transactions (as long as the transaction is not effectively a form of financing), with the exception of specific guidance related to the attribution of compensation cost.  The cost of nonemployee awards will continue to be recorded as if the grantor had paid cash for the goods or services.  In addition, the contractual term will be able to be used in lieu of an expected term in the option-pricing model for nonemployee awards.  The ASU is effective for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year.  The Company is currently assessing the impact of this new standard.

Fair Value Measurement

In August 2018 the FASB issued Accounting Standards Update 2018-13 “Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement” that has been issued as part of the FASB’s disclosure framework project.   The amendments in this update modify the disclosure requirements on fair value measurement based on concepts in the FASB Concept Statement, Conceptual Framework for Financial Reporting – Chapter 8: Notes to Financial Statements and are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019.  The Company is currently assessing the impact of this new standard.

Intangibles – Goodwill and Other- Internal-Use Software

In August 2018 the FASB issued Accounting Standards Update 2018-15 – Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract that provides guidance on a customer’s accounting for implementation, set-up, and other upfront costs incurred in a cloud computing arrangement that is hosted by the vendor, i.e. a service contract.  Under the new guidance, customers will apply the same criteria for capitalizing implementation costs as they would for an arrangement that has a software license.   The new guidance also prescribes the balance sheet, income statement, and cash flow classification of the capitalized implementation costs and related amortization expense, and requires additional quantitative and qualitative disclosures.  The ASU is effective for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years.  The Company is currently assessing the impact of this new standard.

14

Quarterhill Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2018 and 2017

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

4.  FINANCIAL INSTRUMENTS

The following table presents the fair values of financial instruments recorded at fair value across the levels of the fair value hierarchy. The table does not include assets and liabilities that are not considered financial instruments.

		As at September 30, 2018		As at December 31, 2017
	Hierarchy Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	1	$57,698	$57,698	$81,818	$81,818
Short-term investments	1	1,200	1,200	1,236	1,236
Restricted short-term investments	1	3,500	3,500	3,500	3,500
Derivative financial instrument	2	16	16	13	13
Long-term debt	2	424	424	516	516
Contingent considerations	3	4,474	4,474	4,474	4,474
Patent finance obligations	3	-	-	4,090	4,090

Derivatives consists of the embedded derivative portion of the unearned revenue of U.S. dollar denominated sales contracts in its Chilean and Mexican subsidiaries and foreign exchange forward contracts. The fair value of embedded derivatives is measured using a market approach, based on the difference between quoted forward exchange rates as of the contract date and quoted forward exchange rates as of the reporting date. The fair value of forward exchange contracts is determined using quoted forward exchange rates at the reporting date. Contingent consideration was adjusted to fair value at December 31, 2017 using the Monte Carlo simulations model for which no inputs used to calculate fair value have changed as at the reporting date. Accounts receivable, unbilled revenue, accounts payable and accrued liabilities also approximate fair value due to the short term maturity of these items.

5.  UNBILLED REVENUE AND DEFERRED REVENUE

Significant changes in unbilled revenue and deferred revenue balances during the nine months ended September 30, 2018 are as follows:

	September 30, 2018	December 31, 2017	$ Change	% Change
Unbilled revenue	$6,647	$3,045	$3,602	118%
Deferred revenue - current	(5,752)	(6,733)	981	-15%
Deferred revenue - non-current	(1,616)	(884)	(732)	83%
Net contract assets (liabilities)	$(721)	$(4,572)	$3,851	-84%

The net change in unbilled revenues of $3,602 consists of the balance of the adjustment made on January 1, 2018 from the adoption of ASU 2014-09, revenues recognized on contracted projects and estimated royalties, amounts billed to customers and the foreign currency effect of contracts not transacted in U.S. dollars.

Revenue recognized for the three and nine months ended September 30, 2018 that was included in deferred revenue at the beginning of the period was $1,280 and $4,199, respectively.

15

Quarterhill Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2018 and 2017

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

6.  INVENTORIES

Inventories consist of the following at September 30, 2018:

As at	September 30, 2018	December 31, 2017
Raw materials	$807	$492
Original equipment manufacturer materials	3,146	2,536
Work in process	1,033	900
Finished goods	1,094	1,155
	$6,080	$5,083

For the three and nine months ended September 30, 2018, the Company recorded non-cash, pretax charges of $26 (for the three and nine months ended September 30, 2017 - $5) relating to the write down of inventory.

7.  INVESTMENT IN JOINT VENTURE

XPCT is a joint venture in China in which the Company’s subsidiary IRD holds a 50% interest. XPCT has two business divisions providing products and services to both the ITS industry and construction equipment manufacturers.

IRD had sales to XPCT of $nil during the three and nine months ended September 30, 2018 (2017 - $nil). At September 30, 2018 accounts receivable from XPCT was $nil (December 31, 2017 - $11).

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Carrying value, beginning of the period	$3,998	$3,179	$3,383	$-
Acquisition through business combination	-	-	-	3,036
Currency loss on financial statement translation	(264)	(85)	(287)	(11)
Company's share of earnings	246	231	884	300
Dividend received	-	-	-	-
Carrying value, end of the period	$3,980	$3,325	$3,980	$3,325

The Company’s ownership interest comprises a 50% share of net assets and net earnings of XPCT as well as purchase price adjustments to allocate fair values assigned to certain assets and liabilities at the time of acquisition.

As at September 30, 2018, IRD has an outstanding loan guarantee in the amount of 7.5 million yuan (approximately $1.1 million) (December 31, 2017 – 7.5 million yuan or $1.2 million) for 50% of a bank loan to XPCT representing IRD’s proportionate interest in this entity.

16

Quarterhill Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2018 and 2017

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

8. SHARE CAPITAL

The Company paid quarterly cash dividends as follows:

	2018				2017
		Per Share		Total		Per Share		Total
1st Quarter	Cdn	$0.0125	US	$1,171	Cdn	$0.0125	US	$1,129
2nd Quarter		0.0125		1,155		0.0125		1,099
3rd Quarter		0.0125		1,143		0.0125		1,173
	Cdn	$0.0375	US	$3,469	Cdn	$0.0375	US	$3,401

The Company declared quarterly dividends as follows:

	2018		2017
1st Quarter	Cdn	$0.0125	Cdn	$0.0125
2nd Quarter	Cdn	$0.0125	Cdn	$0.0125
3rd Quarter	Cdn	$0.0125	Cdn	$0.0125

The weighted average number of common shares outstanding used in the basic and diluted earnings per share (“EPS”) computation was:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Basic weighted average common shares outstanding	118,817,466	118,627,249	118,752,303	118,595,713
Effect of stock options	-	-	-	-
	118,817,466	118,627,249	118,752,303	118,595,713

For the three and nine months ended September 30, 2018, the effect of stock options totaling 7,029,141 were anti-dilutive (three and nine months ended September 30, 2017 – 5,006,628 were anti-dilutive).

At the annual and special meeting of shareholders held on April 18, 2018, Quarterhill’s shareholders approved the adoption of the Company’s 2018 Equity Incentive Plan (the “Equity Incentive Plan”) and the related terminations of the Company’s “2001 Share Option Plan” (the “Option Plan”) and “Deferred Stock Unit Plan for Directors and Designated Employees” (the “DSU Plan”). As at September 30, 2018, the Company had options to purchase up to 7,029,141 Common Shares outstanding. Upon adoption of the Equity Incentive Plan, all options outstanding under the Option Plan are now governed by the Equity Incentive Plan and all deferred stock units outstanding under the DSU Plan were exercised for Common Shares on April 18, 2018 so no deferred stock units remain outstanding.

9.  CONTINGENT CONSIDERATION

In connection with the acquisition of VIZIYA on May 4, 2017, the Company agreed to pay the former owners of VIZIYA up to an additional $11,900 upon VIZIYA achieving certain earnings before interest, taxes and amortization (“Eligible Earnings”) targets for the period from April 1, 2017 to July 31, 2019. This amount consists of cash consideration of up to $6,000 and the issuance of up to 3,647,417 additional Common Shares. In addition, if VIZIYA achieves cumulative Eligible Earnings during that period

17

Quarterhill Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2018 and 2017

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

exceeding $11,900, then the Company will pay 50% of that excess as additional contingent consideration until that cumulative Eligible Earnings reaches $24,000.  The liability associated with the expected payment of the contingent consideration obligation was preliminarily valued at $6,450 at the acquisition date. This estimate was calculated using the Monte Carlo simulations model. On December 31, 2017, the Company updated its estimate, using the same model, with the most current information available. As a result, the contingent consideration decreased by $1,976 to a revised estimate of $4,474.  As at September 30, 2018, management has assessed that there has been no change in the underlying information used in the determination of the estimated fair value of the contingent consideration therefore no change in the carrying value was recorded in the period.  Changes, if any, made to the estimated fair value of contingent consideration in future periods will be included in Special charges in the consolidated statements of operations.

10.  SPECIAL CHARGES

During the three months ended September 30, 2018, one of the Company’s operating subsidiaries undertook a workforce reduction in its Canadian operations and significantly reduced operations in India resulting in a restructuring charge of $2,320.  The components of the charge included $1,725 for severance, benefits and other costs associated with the termination of the affected employees in Canada, $132 for termination costs of staff affected in India, asset write-offs and other provisions totaling $458.  Special charges in the comparative periods presented consist of transaction costs associated with the business combinations the Company undertook in 2017.

11.  INCOME TAXES

The reconciliation of the expected provision for income tax expense to the actual provision for income tax expense reported in the Condensed Consolidated Interim statements of operations and comprehensive earnings for the nine months ended September 30, 2018 is as follows:

September 30,
2018
Income before income taxes	$(35,756)
Expected income tax expense at Canadian statutory income tax rate of 26.5% (2016 - 26.5%)	(9,475)
Permanent differences	(102)
Foreign withholding taxes paid	104
Foreign rate differential	(193)
Change in valuation allowance	4,388
Other	(1,287)
Income tax expense	$(6,565)

18

Quarterhill Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2018 and 2017

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

September 30,
2018
Income (loss) from continuing operations before income taxes:
Canadian	(23,472)
Foreign	(12,138)

Current income tax expense
Canadian	452
Foreign	199

Deferred income tax expense (recovery)
Canadian	(7,068)
Foreign	(148)

The significant components of the Company’s deferred income tax assets and liabilities are as follows:

September 30,
2018
Deferred tax assets
Tax loss carryforwards	$29,680
Scientific research and experimental development ("SR&ED") carryforwards	6,404
Investment tax credits	4,461
Unbilled revenue and prepaid accounts	437
Accounts payable and accrued liabilities	352
Investments	157
Difference between tax and book value of loan receivable	5
Deferred tax assets, gross	41,496
Valuation allowance	(19,119)
Deferred tax assets, net	22,377
Deferred tax liabilities
Difference between tax and book value of capital and intangible assets	(779)
Deferred tax liabilities	(779)
Total deferred tax assets, net	$21,598

12.  SEGMENT REPORTING

The Company reports segment information based on the “management” approach. The management approach designates the internal reporting used by the chief operating decision maker (“CODM”) for making decisions and assessing performance as a source of the Company’s reportable operating segments. During the three months ended June 30, 2017, the CODM began making decisions and assessing the performance of the Company using three operating segments comprised of these reporting units, whereas the Company was previously a single operating segment.

Technology – The Technology segment includes companies that count technology licensing as their principal business activity. Current patent portfolios held by this segment include patents relating to 3D television technologies, automotive headlight assemblies, phased loop semiconductor technology, microcontrollers applicable to safety-critical aerospace, semiconductor manufacturing and packaging

19

Quarterhill Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2018 and 2017

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

technologies, medical, industrial and automotive applications, computer gaming, medical stent technologies, intelligent personal assistant technologies, CMOS image sensors, enhanced image processing, streaming video technologies, building automation, non-volatile Flash memory, other memory technologies, semiconductor clocking technologies, smart meter monitoring, LED lighting technologies and many other technologies.

Mobility – The Mobility segment includes companies providing systems and services focused on the interconnection of devices for mobile applications. The first investment in this segment is International Road Dynamics Inc. (“IRD”), one of the world’s leading providers of integrated systems and solutions for the global ITS industry. The ITS industry is focused on improving the mobility, enhancing the safety, increasing the efficiency and reducing the environmental impact of highway and roadway transportation systems. IRD has a network of direct and independent operations and relationships in strategic geographic regions to identify and pursue ITS opportunities around the world.

Factory – The Company considers businesses focused on operations optimization, predictive maintenance, inventory optimization and health and safety in production environments as operating in a “factory” environment and classifies its related investments in the Factory segment. The Company’s first investment in this segment is VIZIYA based in Hamilton, Canada, a software company providing Enterprise Asset Management (“EAM”) software solutions to asset intensive industries worldwide through its presence in Australia, Europe, the Middle East and South Africa. VIZIYA has created software solutions that enhance each step of a customer’s work management process, to help customers measure the results of their initiatives, particularly focused on asset criticality, urgency, and compliance to ensure customers implement their asset strategies.

The following table reconciles the Adjusted EBITDA measure which is used in the evaluation of the performance of each segment to Net earnings (loss).  The Company began using Adjusted EBITDA as its principal performance measure during the year ended December 31, 2017.

20

Quarterhill Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2018 and 2017

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Segment Adjusted EBITDA:
Technology	$(2,178)	$61,400	$(11,582)	$63,147
Mobility	1,442	707	1,891	1,517
Factory	158	3	2,101	523
Total	(578)	62,110	(7,590)	65,187

Unallocated corporate expenses	1,934	1,550	6,210	2,054
Fair value purchase price adjustments	8	808	314	1,212
Stock-based compensation expense	114	273	268	452
Special charges	2,320	218	2,320	1,512
Depreciation of property, plant and equipment	372	556	1,155	817
Amortization of intangibles	6,298	7,336	19,491	18,667
Loss on disposal of intangibles	-	15,190	-	15,190
Results from operations	(11,624)	36,179	(37,348)	25,283
Finance income	(140)	(93)	(522)	(545)
Finance expense	78	970	157	984
Foreign exchange loss (gain)	91	239	(74)	(472)
Other income	(247)	(231)	(1,153)	(300)
Income (loss) before taxes	(11,406)	35,294	(35,756)	25,616
Current income tax expense	755	5,309	651	6,883
Deferred income tax (expense) recovery	(2,880)	3,774	(7,216)	(3,858)
Income tax expense (recovery)	(2,125)	9,083	(6,565)	3,025
Net earnings (loss)	$(9,281)	$26,211	$(29,191)	$22,591

Segment assets as at September 30, 2018 and December 31, 2017 are as follows:

As at	September 30, 2018	December 31, 2017
Technology	$93,246	$170,631
Mobility	66,357	69,832
Factory	33,198	33,163
Total segment assets	192,801	273,626
Total corporate assets	73,330	29,550
Total assets	$266,131	$303,176

Segment revenue by category for the three and nine months ended September 30, 2018 and September 30, 2017 are as follows:

21

Quarterhill Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2018 and 2017

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

	For the three months ended September 30, 2018
	Technology	Mobility	Factory	Total
License	$3,902	$-	$860	$4,762
Systems	-	7,885	-	7,885
Services	-	-	660	660
Recurring	543	4,554	1,175	6,272
Total revenue	$4,445	$12,439	$2,695	$19,579

	For the three months ended September 30, 2017
	Technology	Mobility	Factory	Total
License	$71,870	$-	$288	$72,158
Systems	-	6,759	-	6,759
Services	-	-	780	780
Recurring	722	4,796	682	6,200
Total revenue	$72,592	$11,555	$1,750	$85,897

	For the Nine months ended September 30, 2018
	Technology	Mobility	Factory	Total
License	$8,880	$-	$4,018	$12,898
Systems	-	19,757	-	19,757
Services	-	-	2,040	2,040
Recurring	1,308	12,753	3,229	17,290
Total revenue	$10,188	$32,510	$9,287	$51,985

	For the Nine months ended September 30, 2017
	Technology	Mobility	Factory	Total
License	$90,388	$-	$1,082	$91,470
Systems	-	9,826	-	9,826
Services	-	-	1,494	1,494
Recurring	1,830	6,377	1,089	9,296
Total revenue	$92,218	$16,203	$3,665	$112,086

22

Quarterhill Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2018 and 2017

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Revenue by geography for the three and nine months ended September 30, 2018 and September 30, 2017 are as follows:

	Three months ended,		Nine months ended,
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Revenues
United States	$10,610	$11,883	$33,036	$27,081
Taiwan	3,805	612	4,136	3,337
Canada	1,455	523	3,219	766
Chile	922	1,263	1,812	1,584
Australia	542	-	1,232	-
Finland	18	-	914	-
Japan	-	-	911	-
China	330	-	828	-
Germany	94	-	605	-
Thailand	31	-	452	-
Korea	101	69,095	329	74,345
Uganda	536	-	536	-
United Kingdom	-	500	-	1,502
Rest of the world	1,135	2,021	3,975	3,471
Total revenue	$19,579	$85,897	$51,985	$112,086

Non-current assets by geography as at September 30, 2018 and December 31, 2017 are as follows:

As at	September 30, 2018	December 31, 2017
Non-current assets
United States	$20,424	$26,849
Canada	148,466	156,991
Belgium	1,001	759
Chile	1,049	310
Mexico	1	1
Total non-current assets	$170,941	$184,910

Major Customers

A major customer is defined as an external customer whose transactions with the Company amount to 10% or more of the Company’s annual revenues. During the three and nine months ended September 30, 2018, there were no major customers identified (three and nine months ended September 30, 2017 – one).

Remaining Performance Obligations

As at September 30, 2018 the amount of transaction price allocated to remaining performance obligations was $25,711. The Company expects to recognize approximately 29% of this balance as revenue in the remainder of 2018, 46% in 2019 and 25% thereafter.

23

Quarterhill Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2018 and 2017

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

13.  RELATED-PARTY TRANSACTION

As part of the iCOMS acquisition, the Company acquired a loan payable to the general manager of the iCOMS division in the amount of $182 (December 31, 2017 – $199) with no fixed repayment terms.  No payment has been made on the loan.  The loan has been classified as long-term.

24